

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 1, 2011

Mr. Christopher J. Stephens, Jr.
Chief Financial Officer
Barnes Group Inc.
123 Main Street
Bristol, Connecticut 06010

      Re: Form 10-K for the Fiscal Year Ended December 31, 2009
               Form 10-Q for the Period Ended September 30, 2010
               File No. 1-4801

Dear Mr. Stephens:

      We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Rufus Decker
               Accounting Branch Chief